SRK Consulting
Engineers and Scientists

SRK House
265 Oxford Road, Illovo
2196 Johannesburg

PO Box 55291
Northlands
2116 South Africa

e-Mail:
johannesburg@srk.co.za
URL: http://www.srk.co.za

Tel: +27 (11) 441 1111
Fax: +27 (11) 880 8086

June 25, 2007

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des Marchés Financiers du Québec
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador
Toronto Stock Exchange
Uranium One Inc.
Energy Metals Corporation

Dear Sirs:

Re: Filing of Written Disclosure of Technical Report in Energy Metals Corporation Management Information Circular

The undersigned hereby consents to the public filing of the written disclosure of the technical reports titled "An Independent Technical Report on the Eastern Mining Assets, Located Near Springs, Gauteng Province, of Aflease Gold & Uranium Resources Limited, Republic of South Africa" dated September 1, 2005 as amended October 20, 2005, and "An Independent Technical Report on the Modder East Gold Project, Located Near Springs, Gauteng Province, Republic of South Africa" dated August 31, 2006 as amended on October 26, 2006 (collectively, the "**Technical Reports**") and any extracts from or a summary of the Technical Reports in the management information circular (including the documents incorporated by reference therein) of Energy Metals Corporation dated June 25, 2007 (collectively, the "**Circular**").

The undersigned hereby confirms that the undersigned has read the Circular and believes that the Circular fairly and accurately represents the information in the Technical Report that supports the disclosure and the undersigned has no reason to believe that there are any misrepresentations in the information contained in the Circular that are derived from the Technical Report or within the

knowledge of the undersigned as a result of the services performed by the undersigned in connection with the Technical Report.

This letter is provided solely for the purpose of assisting the parties to which is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decision made based on it, are the responsibility of such third parties.

Yours truly,

H. G. Waldeck Pr.Eng.
SRK Consulting (South Africa) (Pty) Limited